Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 25, 2014

Fantex, Inc.

On June 20, 2014, an article was published by CNN Money (the “Article”), attached hereto as Annex A. The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”, and with the Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) by Fantex, Inc. (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement” respectively, and collectively the “Registration Statements”), that Fantex, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Article

•                  The Article’s headline begins: “Vernon Davis: Good tight end, lousy stock?” and refers to “[t]he Vernon Davis stock,” “his stock” and “Davis as a stock.” The Article also states that “Davis … is listed on Fantex, a relatively new exchange that lets investors … track the financial performance of athletes.” The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (“Vernon Davis Brand Contract”). An investment in the Tracking Stocks will represent an ownership interest in the Company. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an associated athlete’s brand. Fantex Brokerage Services, LLC (“FBS”) is the Company’s affiliated broker-dealer and the exclusive trading platform for the Fantex Series Vernon Davis.

•                  The Article also states that “[Mr. French] explained that Fantex would not be hurt if [Vernon] Davis doesn’t suit up in September. That’s because he is contractually obligated to pay [the Company] 10% of his usual salary—regardless of whether or not he is playing and being paid.” The Company clarifies that Mr. French in fact only responded affirmatively when reporter Paul LaMonica asked him, “Ten percent of game-day pay would still be owed to [the Company], even if [Mr. Davis] is not playing?” The Company also notes that under the terms of the Vernon Davis Brand Contract, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract, in exchange for $4 million (less $0.2 million to be held in escrow until six months of consecutive payments due under the Vernon Davis Brand Contract have been timely delivered to the Company). The Company clarifies that the brand income payable to the Company pursuant to the Vernon Davis Brand Contract depends on a number of factors. The Company further clarifies that if Mr. Davis were to breach his NFL player contract so as to adversely affect brand income under the Vernon Davis Brand Contract, the Company believes it would have a claim that Mr. Davis was liable to the Company for such breach.

•                  The Article quotes Mr. French as saying, “[Vernon Davis] either goes back and plays under his current [NFL player] contract or he gets a new one. Either way it generates income for [the Company].” The Company clarifies that Mr. French in fact stated, “Either [Mr. Davis goes] back and play[s] under his current [NFL player] contract, which is what we forecasted, or he’s [going to] get a new [NFL player] contract. Either answer is good for us from a generating income perspective.” The Company further clarifies that it is possible that Mr. Davis will neither continue to play under his current NFL player contract nor get a new NFL player contract. The Company notes, however, that under the terms of the Vernon Davis Brand Contract, if Mr. Davis were to resign from the NFL within two years of the date of the Vernon Davis Offering for any reason other than injury, illness or a medical condition, the Company would be entitled to terminate the Vernon Davis Brand Contract and “claw back” approximately $4.2 million (net of amounts previously paid by Mr. Davis to the Company pursuant to the Vernon Davis Brand Contract).

•                  The Article states that “[Vernon] Davis also owns a couple of Jamba Juice (JMBA) franchises in the Bay area and an art gallery in San Jose.” The Company clarifies that these potential sources of income for Mr. Davis are excluded from brand income, as defined in the Vernon Davis Brand Contract, and as such the Company is not entitled to any monies received by Mr. Davis from these sources.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts, the longevity of Mr. Davis’s, Mr. Manuel’s or Mr. Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “were,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated June 20, 2014

Vernon Davis: Good tight end, lousy stock?

By Paul R. LaMonica | June 20, 2014: 1:46 PM ET

If a famous CEO suddenly decided to not show up for work until he or she got a new contract, wouldn’t you seriously consider dumping that company’s shares?

That may be the dilemma facing owners of a stock tied to the value of star football player Vernon Davis, who missed his team’s mandatory minicamp this week.

Davis, the Pro Bowl tight end for the San Francisco 49ers, is listed on Fantex, a relatively new exchange that lets investors (and presumably lots of sports fans) track the financial performance of athletes.

There are SEC filings and everything. This is not fantasy football.

Fantex paid Davis $4 million upfront in exchange for 10% of what Fantex calls “future brand income.” That includes what he earns on the gridiron as well as other off-field activities such as endorsements ... and potentially broadcasting after his career is over. So what an investor is getting from buying the stock is an investment that tracks the Fantex financial cut of its relationship with Davis.

The Vernon Davis stock, which trades under the ticker symbol VNDSL on Fantex, had its initial public offering in late April. It debuted at $10 and currently trades around $11.

The stock hasn’t fallen below $10. It also hasn’t gone any higher than $12.50. It is set to pay a dividend of 70 cents per share in August. So with a yield of 6.3%, you could call it a blue chip value holding of sorts.

Related: NFL players warn rookies to stop spending

Despite signing a five year contract in 2010 worth $37 million, Davis thinks he’s worth more because of the way he’s been playing. He even wrote about it for Sports Illustrated.

But if Davis holds out for the rest of the summer and risks missing actual regular season games, won’t that hurt the value of his stock? I talked with Buck French, the CEO of Fantex, to find out the scoop.

French explained that Fantex would not be hurt if Davis doesn’t suit up in September. That’s because he is contractually obligated to pay Fantex 10% of his usual salary — regardless of whether or not he is playing and being paid. In fact, there is a good story that goes into more detail about why the Fantex deal might hurt the negotiating leverage of Davis on the Niners Nation blog.

“He either goes back and plays under his current contract or he gets a new one. Either way it generates income for us,” French said.

Still, you have to wonder if Davis is the wisest investment. He’s not exactly a star when it comes to endorsements. He was in an Under Armour (UA) commercial just before the Niners drafted him out of the University of Maryland in 2006. But he’s no Peyton Manning.

Davis also owns a couple of Jamba Juice (JMBA) franchises in the Bay area and an art gallery in San Jose. That’s pretty cool. It might not be enough to make his stock a screaming buy though.

He is, however, the only buy on Fantex right now. The exchange has three more IPOs pending. But they are all pretty risky.

There is one for Cincinnati Bengals wide receiver Mohamed Sanu ... who is not a household name and plays in a small market. There is also one for Buffalo Bills quarterback EJ Manuel. He had a promising start last year in his rookie season, but he missed several games due to knee injuries. A knee injury for an athlete is kind of like an earnings warning or too much debt for a stock. A gigantic red flag.

And then there’s Arian Foster of the Houston Texans. Foster, and not Davis, was supposed to be the star attraction for Fantex. Heading into last season, he was one of the best running backs in the game. He was also set to star in the movie “Draft Day” with Kevin Costner.

But a back injury forced Foster to end his season in November. Fantex delayed his IPO as a result. And then “Draft Day” hit theaters in April and was a box office flop.

Related: Patent office cancels Redskins trademarks

I joked with French that Fantex might be the 2014 version of the old SI cover jinx or EA (EA, Tech30) Madden game cover curse.

“Arian’s injury was unfortunate,” he said. “But Davis generates more dialogue about Fantex.”

French said that he’s happy to have Davis in the Fantex roster and believes that there is good potential for him to earn more once his playing career is done. French even spun a big negative about Davis — he was famously benched in the middle of a 2008 game by former Niners coach Mike Singletary — as a transformational experience.

If that’s true, Davis might want to report to training camp this summer. French said he hasn’t talked to Davis since his holdout began. But he’s not too worried.

“The market will determine the stock price. Not me,” Davis said.

Fair point. I’d still probably pass on Davis as a stock. He’d be a great fit for your fantasy team though. (And I sort of know what I’m doing. I’ll not-so-humbly point out that my wife and I won our league last year ... go Brooklyn Brawlers!) I just wouldn’t draft him before Julius Thomas or Jimmy Graham.

That’s assuming Graham still qualifies as a TE of course. But that’s what his Twitter (TWTR, Tech30) bio says at least. Check out my Turner colleagues at Bleacher Report for the scoop on that bizarre story.

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